                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)



                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)


                                ULH CORPORATION
                                ---------------
                               (Name of Issuer)


                     CLASS A COMMON STOCK, PAR VALUE $.01
                     ------------------------------------
                        (Title of Class of Securities)


                                    90277W
                                    ------
                                (CUSIP Number)

                             LEONARD CHAZEN, ESQ.
                              Covington & Burling
                          1330 Avenue of the Americas
                             New York, N.Y. 10019
                                 (212)841-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 26, 2001
                               ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

---------------                                               ------------------
CUSIP No 90277W                                               Page 2 of 12 Pages
---------------                                               ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Edgard Zwirn
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Belgium
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          246,725
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          246,725
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      246,725
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------                                               ------------------
CUSIP No 90277W                                               Page 3 of 12 Pages
---------------                                               ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Alessandra van Gemerden
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          230,938
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          230,938
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      230,938
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

  ---------------                                        ------------------
  CUSIP No 90277W                                        Page 4 of 12 Pages
  ---------------                                        ------------------


     This Schedule 13 (the "Schedule 13D") is filed on February 5, 2001 with the U.S. Securities and Exchange Commission (the "SEC") by Edgard Zwirn and Alessandra van Gemerden ("Filing Parties").

Item 1. Security and Issuer

          Class of Securities: Common Stock, $.01 par value per share (the "Common Stock")

          Issuer: ULH Corporation (the "Issuer"), 96 Spring Street, New York, New York 10012

Item 2. Identity and Background

        The identity and background of the Filing Parties is as follows:

Name                                 Address                         Occupation            Place of Employment
Edgard Zwirn                         207-208 Neptune House           Business              207-208 Neptune House
                                     Marina Bay Gibraltar            Executive             Marina Bay Gibraltar

Alessandra van Gemerden              c/o Unilabs S.A                 Business              c/o Unilabs S.A
                                     12 place de Cornavin            Executive             12 place de Cornavin
                                     CH 1211 Geneva Switzerland                            CH 1211 Geneva Switzerland


               No Filing Party has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               The Filing Parties used their working capital to fund the purchase of 427,359 shares of Common Stock of the Company (the "Shares") which necessitated the filing of this statement.

               The amount of funds used to fund such purchase is approximately $2,564,154 (inclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

               The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity.

               In addition, two stockholders of the Company, Banc of America Securities LLC and Grace Brothers, Ltd. (the "Plaintiff Shareholders") have submitted notices to the Company seeking to nominate a total of four candidates for election to the Company's Board of Directors. The Filing Parties expect the Plaintiff Shareholders to seek to nominate these candidates at the shareholders meeting to be held on February 16, 2001. If validly nominated and elected, these candidates would constitute a majority of the Board of Directors. The Plaintiff Shareholders have also brought an action in Delaware Chancery Court alleging breaches of fiduciary duties by the directors of the Company, including the Filing Parties,

  ---------------                                        ------------------
  CUSIP No 90277W                                        Page 5 of 12 Pages
  ---------------                                        ------------------


which the Filing Parties believe are without any ground and are determined to defend vigorously. The Filing Parties support the re-election of the existing members of the Board and oppose the election of the Board candidates proposed by the Plaintiff Shareholders, and one of the purposes of the acquisition of Common Stock described under Item 5 was to seek to defeat the candidates proposed by these Shareholders, which the Filing Parties believe is in the best interest of the Company and all its shareholders.

          The Filing Parties may seek to acquire additional Common Stock through privately negotiated acquisitions of blocks of stock, depending on various factors, including the Company's business, affairs and financial position and the terms on which such blocks of Common Stock are available for purchase.

          Except as described in this Item 4, as of the date of this filing none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

          As of the filing date of this Statement, the aggregate number and percentage of Outstanding Common Stock of the Company beneficially owned by each of the Filing Parties is as follows:

Name                            Common Stock Beneficially    Percentage of Total Common
                                Owned                        Stock Outstanding
Edgard Zwirn                    246,725                      11.9%

Alessandra van Gemerden         230,938                      11.1%

          With respect to the 246,725 shares of the Company's Common Stock held by Edgard Zwirn reported in this Statement, Mr. Zwirn has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock. With respect to the 230,938 shares of the Company's Common Stock held by Alessandra van Gemerden reported in this Statement, Ms. Gemerden has the sole power to (i) direct the voting of such shares of the Company's Common Stock and (ii) dispose of such shares of the Company's Common Stock.

          On January 26, 2001, the Filing Parties acquired beneficial ownership of a total of 427,359 shares of the Common Stock in a transaction with Morgan Stanley & Co, Incorporated. The purchase price for the shares was $6 per share inclusive of brokerage fees and commissions.

          Eleonora Gherardi and Marguerite Weisz-Zwirn each has the right to receive or power to

  ---------------                                        ------------------
  CUSIP No 90277W                                        Page 6 of 12 Pages
  ---------------                                        ------------------


direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock reported in this Statement representing more than 5% of the outstanding shares of the Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

               Marguerite Weisz-Zwirn has granted Edgard Zwirn a proxy to vote and exclusive authority to dispose of, 200,000 share of the Common Stock of the Company owned by her.

               Eleonora Gherardi has granted Alessandra van Gemerden a proxy to vote and exclusive authority to dispose of, 200,000 shares of the Common Stock of the Company owned by her.

               Morgan Stanley & Co., Incorporated has granted to Unilabs Holdings S.A. an irrevocable proxy, with right of substitution, to vote the 427,359 shares purchased from it on January 26, 2001 at any annual, special or other meeting of the stockholders of the Company with a record date on or after January 26, 2001. Unilabs Holdings has in turn transferred all its rights in such proxy to the Filing Parties.

Item 7. Material to be filed as Exhibits.

               1.   Joint Filing Agreement, Dated February 2, 2001

               2. Irrevocable Proxy Agreement between Unilabs Holdings, S.A. and Morgan Stanley & Co., Incorporated, Dated January 26, 2001

               3. Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn Agreement, Dated February 2, 2001

               4. Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi Agreement, Dated February 2, 2001

  ---------------                                        ------------------
  CUSIP No 90277W                                        Page 7 of 12 Pages
  ---------------                                        ------------------


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2001




                                                 /S/ EDGARD ZWIRN
                                           ------------------------------
                                                 EDGARD ZWIRN


                                            /S/ ALESSANDRA VAN GEMERDEN
                                           ------------------------------
                                             ALESSANDRA VAN GEMERDEN

  ---------------                                        ------------------
  CUSIP No 90277W                                        Page 8 of 12 Pages
  ---------------                                        ------------------

                                 Exhibit Index

          1.   Joint Filing Agreement, dated February 2, 2001

          2. Irrevocable Proxy Agreement between Unilabs Holdings, S.A. and Morgan Stanley & Co., Incorporated, Dated January 26, 2001

          3. Proxy Agreement between Edgard Zwirn and Marguerite Weisz-Zwirn, Dated February 2, 2001

          4. Proxy Agreement between Alessandra van Gemerden and Eleonora Gherardi, Dated February 2, 2001